NM

[redacted]

CM

06003178

SECU... MISSION
...gton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

... EXCHANGE COMMISSION
RECEIVED
FEB 28 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS

SEC FILE NUMBER
8-66804

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST PRINCIPLE SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

c/o S.D. Daniels & Co., PC 485 Madison Avenue
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John E. Luth President 212-751-4422 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael R. Sullivan & Company, Certified Public Accountants, P.C.
(Name – *if individual, state last, first, middle name*)

71 Clinton Road (Address) Garden City (City) New York (State) 11530 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 25 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 5/23

OATH OR AFFIRMATION

I, John E. Luth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Principle Securities, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title
President

Notary Public

LORI SCIPIO
Notary Public, State of New York
No. 01SC5060135
Qualified in Kings County
Commission Expires May 13, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.
71 Clinton Road • Garden City, NY 11530 • (516) 742-2324 • Fax (516) 742-0530 • www.mrsullivancpapc.com

Independent Auditors' Report

To the Member
First Principle Securities, LLC
New York, New York

We have audited the statement of financial condition of First Principle Securities, LLC as of December 31, 2005, and the related statements of income (loss), changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Principle Securities, LLC as of December 31, 2005 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael R. Sullivan & Company

Michael R. Sullivan & Company
Certified Public Accountants, P.C.
Garden City, New York
February 21, 2006

First Principle Securities, LLC
Statement of Financial Condition
As of December 31, 2005

ASSETS

Cash	$	353,046
Total Assets	$	353,046

LIABILITIES AND MEMBER'S EQUITY

Accounts Payable	$	3,109
Member's Equity		349,937
Total Liabilities and Member's Equity	$	353,046

See accompanying notes to financial statements.

First Principle Securities, LLC
Statement of Income (Loss)
For the Year Ended December 31, 2005

Income		
Interest Income	$	5,188
Total Income		5,188
Expenses		
Filing Fees		1,019
Organization Costs		33,034
Audit Fees		2,500
Bank Service Charges		159
Regulatory Fees		539
Total Expenses		37,251
Net Income (Loss)	$	(32,063)

See accompanying notes to financial statements.

First Principle Securities, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2005

Balance, January 1, 2005	$	0
Capital Contributions		382,000
Net Income (Loss)		(32,063)
Balance, December 31, 2005	$	349,937

See accompanying notes to financial statements.

First Principle Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$	(32,063)
Adjustments To Reconcile Net Loss To Net Cash Used by Operating Activities:		
Increase (Decrease) in Accounts Payable		3,109
Net Cash Used By Operating Activities		(28,954)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital Contribution		382,000
NET INCREASE IN CASH		353,046
Cash, at Beginning of Year		0
Cash, at End of Year	$	353,046

See accompanying notes to financial statements.

Note 1 - Organization and Nature of Business

First Principle Securities, LLC (the "Company") is a Limited Liability Company organized under the laws of the State of Delaware on December 20, 2004. The Company was funded and began operations during 2005.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc.(NASD). The Company does not clear securities transactions or carry customers' accounts on a fully disclosed basis. Accordingly, the Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and is exempt from the remaining provisions of that rule.

Note 2 - Summary of Significant Accounting Policies

Statement of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and demand deposits with banks or financial institutions with original maturities of three months or less.

Income Taxes

The Company is a Limited Liability Company which has elected to be taxed as a sole proprietor. Therefore, no provisions for federal or New York State taxes will be made by the Company. Members of a Limited Liability Company are individually taxed on their pro-rata share of the Company's earnings.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires the Company to report the fair value of financial instruments, as defined. The Company's assets and liabilities are largely carried at fair value or contracted amounts which approximate fair value. Assets consist of cash. Liabilities consist of accounts payable and accrued expenses.

Cash Balances

The Company considers cash balances maintained with Citibank to be cash. Amounts maintained with Citibank are federally insured, which at times may exceed FDIC limits. Cash balances, as of the Statement of Financial Condition date, are $253,046 in excess of the maximum federally insured limit.

Organization Costs

Organization costs are expensed as incurred.

Note 3 - Net Capital Requirement

As a registered broker-dealer and member of the NASD, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires that net capital, as defined, be at least the greater of $250,000 or 6.667% of aggregate indebtedness, as defined.

The Rule prohibits the Company from distributing equity capital or paying cash dividends if its resulting net capital is less than one-tenth of aggregate indebtedness or 120% of the minimum dollar amount required, whichever is greater. Net capital and aggregate indebtedness change from day to day, but at December 31, 2005, the Company had net capital of $349,937 which exceeded its requirement of $250,000 by $99,937. Aggregate indebtedness was $3,109. The Company's net capital ratio was 113 to 1 of net capital to aggregate indebtedness.

First Principle Securities, LLC
Supplemental Information

December 31, 2005

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

First Principle Securities, LLC
Computation of Net Capital Pursuant to Uniform
Net Capital Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2005

Net Capital		
Net Capital before Haircut	$	349,937
Haircut		0
Net Capital	$	349,937
Aggregate Indebtedness		
Accounts Payable	$	3,109
Total Aggregate Indebtedness	$	3,109
Computation of Basic Net Capital Requirement		
Minimum Dollar Net Capital Required	$	250,000
6.667% of Aggregate Indebtedness	$	207
Excess Net Capital	$	99,937
Ratio of Aggregate Indebtedness to Net Capital		1%

Note: No material differences exist between this statement and the year-end FOCUS Report.

See independent auditors' report.

First Principle Securities, LLC
Statement Pursuant to SEC Rule 17a-5(d)(4)
As of December 31, 2005

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2005)		
Net Capital, as Reported in Company's Part II (unaudited) FOCUS Report	$	349,937
Audit Adjustments		
Other Audit Adjustments		0
Net Capital, as Audited	$	349,937

See independent auditors' report.

First Principle Securities, LLC

Information Relating to the Possession or
Control Requirements Under SEC Rule 15c3-3

December 31, 2005

The Company claims exemption from the requirements of SEC Rule 15c3-3, under Section k(2)(ii) of the Rule.

A computation for determination of reserve requirements pursuant to Rule 15c3-3 required by Rule 17a-5(d)(3) and information relating to possession or control of securities as required by Rule 15c3-3 and Rule 17a-5(d)(3) of the SEC were both omitted as the Company does not clear securities transactions or carry customers accounts on a fully disclosed basis and thus qualified under the Section k(2)(ii) exemption from the requirements of SEC Rule 15c3-3.

The Company was in compliance with the conditions of the exemptive provisions of SEC Rule 15c3-3 at December 31, 2005.

See independent auditors' report.

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

71 Clinton Road • Garden City, NY 11530 • (516) 742-2324 • Fax (516) 742-0530 • www.mrsullivancpapc.com

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Member
First Principle Securities, LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of First Principle Securities, LLC, for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees In the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael R. Sullivan & Company

Michael R. Sullivan & Company
Certified Public Accounts, P.C.
Garden City, New York
February 21, 2006